PROGREEN PROPERTIES, INC.

380 North Old Woodward Ave., S. 226

Birmingham, MI 48009

September 18, 2015

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Progreen Properties, Inc.
SEC Comment Letter dated August 25, 2015
Schedule 14C
Filed August 21, 2015
File No. 000-25429

Dear Sir/Madam:

We are submitting herein the responses of Progreen Properties, Inc. (the “Company”) to the comments set forth in your comment letter dated August 25, 2015 on the captioned filing (the “PRE 14C”) under the Securities Exchange Act of 1934, as amended. The Company has filed, concurrently with the filing of this correspondence, an amended Schedule 14C (the “PRER 14C”).

Principal Stockholders and Security Ownership of Management, page 2

1.	Controlling Person of EIG Capital. The controlling person of EIG Capital has been identified under this caption as requested by this comment.

In addition, the increased authorized number of shares of common stock provided for in the PRE 14C has been changed from 750,000,000 to 5,000,000,000, to provide an adequate number of shares of common stock for debt conversions. Further, a typo in Principal Stockholders table as to Jan Telander’s share ownership has been corrected, and new stockholder and director consents executed.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

PROGREEN PROPERTIES, INC.

By:	/s/ Jan Telander
Jan Telander
Chief Executive Officer